February 13, 2024	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Erin Jaskot

Re:   Healthy Choice Wellness Corp.
Registration Statement on Form S-1
Filed December 21, 2023

File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated January 18, 2024 regarding the Company’s registration statement on Form S-1 submitted to the Commission on December 21, 2023 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Staff’s comments are repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

No market for the Common Stock currently exists..., page 19

1. Please revise here to indicate that you intend to apply to list the Class A common stock on the NYSE American Exchange, as opposed to the New York Stock Exchange.

RESPONSE: The Company acknowledges the Staff’s comment and the disclosure on page 19 of Amendment No. 2 has been revised to correct this reference to the New York Stock Exchange.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131
305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission

February 13, 2024

Executive Compensation, page 47

2. We note the company has not provided historical compensation information pursuant to Item 402 of Regulation S-K. Please address the absence of this disclosure in light of the guidance contained in Regulation S-K Compliance and Disclosure Interpretation 217.01.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 47 in tabular format in Amendment No. 2 on historical compensation of the Company’s named executive officers.

Exclusive Forum, page 58

3. The disclosure on page 22 regarding your exclusive forum provision does not appear to be consistent with Article XII of your Amended and Restated Certificate of Incorporation. As one example only, the Amended and Restated Certificate of Incorporation states that the exclusive forum provision shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, but this is not specified in your disclosure. We note other inconsistencies as well. Please revise your disclosure to reconcile it with the exclusive forum provision in your Amended and Restated Certificate of Incorporation.

Please also clearly disclose whether the exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also remove or update your discussion of the decisions of the Court of Chancery of the State of Delaware, as such disclosure appears to be outdated.

RESPONSE: The Company acknowledges the Staff’s comment and additional disclosure has been included in Amendment No. 2 on pages 22 and 58 to clarify the exclusive forum provision in the Company’s Certificate of Incorporation.

General

4. It appears that you will complete the spin-off prior to your firm commitment underwritten offering of Class A common stock, and that the Class A common stock will not be listed on the NYSE American exchange until completion of the offering. However, your disclosure throughout this registration statement implies that the Class A shares will be listed on the NYSE American in connection with, and at the completion of, the spin-off. As examples only, you note on the cover that immediately after the spin-off, the company will be an independent publicly traded company, you state throughout that you have applied to list the Class A common stock on the NYSE American exchange (which implies that your application relates to the spin-off) and you discuss the trading price of your Class A common stock following the spin-off. Revise your disclosure throughout to remove the suggestion that the Class A common stock will be listed following the spin-off, and clearly state that approval of listing on the NYSE American exchange depends on completion of the offering and does not relate to the spin-off. Also revise throughout to indicate whether the spin-off is contingent on completion and closing of the offering and the successful listing of the Class A common stock on the NYSE American exchange in connection with the offering. We note that it is not included in the Conditions to the Spin-Off discussed on page 63. If so, please explain what will happen with the spin-off shares if the offering is not completed and/or the Class A common stock is not approved for listing on the NYSE American exchange.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has elected to condition the Spin-Off on the listing approval of the Class A common stock on the NYSE American exchange and the successful completion of the offering. Disclosure has been added in the CEO letter and on pages 62 and 63 of Amendment No. 2 to include listing on the NYSE American exchange as a condition to the Spin-Off.

United States Securities and Exchange Commission

February 13, 2024

With respect to the sequencing of the Spin-Off and the offering, the Spin-Off “distribution” will become effective and the offering will be priced on the same day. On the following trading day, (1) the Class A common stock will commence trading on NYSE American exchange and settlement will occur T plus 2, (2) the record holders will be issued the HCWC common stock from the Spin-Off (the “Spin-Off Shares”) and (3) the HCWC transfer agent will also release the Spin-Off Shares to the Depository Trust Company for further distribution to the participants and the beneficial holders.

The Company does not foresee a scenario where both (1) Spin-Off Shares are distributed and (2) the offering is not completed and/or the Class A common stock is not approved for listing on the NYSE American exchange.

5. Please clearly disclose throughout that there will be no market for the Class A common stock of HCWC following the spin-off and such a market will not develop unless you successfully complete the offering. Disclose that if an active public trading market does not develop, it will be difficult or impossible for holders of Class A common stock to resell their interests at any price and that even if the offering is successful, the market price could decline substantially from the IPO price. Also disclose that the shares of HCMC, which currently include the assets that will be spun-off into HCWC, are quoted on the OTC Pink at $0.00. Please include similar disclosure throughout including where you note that you cannot assure holders that the combined trading price of the Class A common stock and the HCMC common stock with be less than, equal to or greater than the trading price of HCMC common stock prior to the spin off. Please add related risk factor disclosure.

RESPONSE: The Company acknowledges the Staff’s comment. Additional disclosure has been added on pages 5 and 19 of Amendment No. 2 to address (1) the potential lack of a trading market and (2) that the combined trading price of HCMC common stock and the HCWC Class A common stock may be lower than the current HCMC common stock trading price.

6. We note your response to prior comment seven. You note that holders of HCMC Series E Preferred Stock will have a right to participate in the Distribution if the holders convert the Series E into HCMC common stock. Based on the Form 10-Q for the quarterly period ended September 30, 2023 filed by HCMC, it appears that a significant number of the 14,722.075 shares of Series E Preferred Stock have already been converted into HCMC common stock. Please indicate the number of currently outstanding shares of Series E Preferred Stock, and disclose whether those holders who have already converted the Series E Preferred Stock are still obligated to purchase Series A Convertible Preferred Stock in HCWC. If not, please revise your disclosure to indicate the amount of gross proceeds that you currently expect to receive in the offering of Series A Convertible Preferred.

RESPONSE: The Company acknowledges the Staff’s comment and have added disclosure on pages 32 and 56 of Amendment No. 2 to address the Staff’s comment. Whether a holder of HCMC Series E Preferred Stock has converted their shares will not affect their commitment to purchase the Company’s Series A Preferred Stock.

7. Your exhibit index indicates that the Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, and Separation and Distribution Agreement are incorporated by reference to your Form S-1 (File No. 333-274435) filed on December 20, 2023. Include hyperlinks to each of these agreements as required by Item 601(a)(2) of Regulation S-K, and update the description to indicate that the Form S-1 was filed on December 21, 2023. In addition, it does not appear that you have filed the Separation and Distribution Agreement with Form S-1 (File No. 333-274435). Please file it with this S-1 and revise your disclosure to include the material terms and obligations of each of the agreements with HCMC related to the separation of HCWC from HCMC.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has added hyperlinks to all of its exhibits in Amendment No. 2 to comply with Item 601(a)(2) of Regulation S-K. In addition, the Separation and Distribution Agreement will be filed as an exhibit to the Company’s Amendment No. 3 to Form S-1 for file no. 333-274435.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet